Filed by FS Specialty Lending Fund

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: New FS Specialty Lending Fund

File No. of Registration Statement: 333-286859

1 Crowley, Abby From: Franklin Square Holdings, L.P. <reply@mc.fsinvestments.com> Sent: Wednesday, May 21, 2025 10:41 AM To: Crowley, Abby Subject: [Test]:FS Specialty Lending Fund completes reverse share split View as webpage FS Specialty Lending Fund: Reverse share split complete In advance of the previously announced plan to list FS Specialty Lending Fund’s shares on the New York Stock Exchange in Q4 2025,1 the Fund conducted a 6-for-1 reverse share split on May 15, 2025. Visit fsproxy.com for the latest information. What is the targeted listing timeline?1 Liquidity event phase (expected timing) Noteworthy event Shareholder action required? Phase I Completed April 24, 2025 Announcement of intended listing No Phase II Completed May 15, 2025 Execution of reverse share split No Phase III Late June Commencement of shareholder proxy Yes—your shareholder's vote is needed! Phase IV Late Q3/ Early Q4 Listing preparation— operational considerations Maybe—it depends on your shareholder's custodian. Why did the Fund conduct a reverse share split prior to a listing?

2 • As previously announced, the Fund's Board of Trustees has approved a plan to prepare for the listing of its common shares. • To comply with NYSE listing requirements, which mandate a minimum share price of $4.00 per share at the time of listing. As of March 31, 2025, FSSL’s net asset value was $3.37 per share. Following the reverse share split, FSSL's NAV is $20.22 per share.2 • To align the share price with closed-end fund peers, which have historically traded in the range of approximately $10 to $20 per share. • To meet minimum share price requirements for certain intermediaries, broker-dealers and custodians. Did shareholder’s account value change because of the reverse share split? • No. The split did not affect shareholders’ account value, distributions or overall investment in the Fund. The split generally is not expected to result in a taxable transaction for holders of Fund shares. • Shareholders now own one share for every six shares held before the reverse share split. • The split was based on the Fund’s net asset value (NAV) as of March 31, 2025. • Shareholders will receive a shareholder confirmation statement shortly after the processing of the reverse share split along with a letter. Impact of the reverse share split Before reverse share split 6:1 reverse share split After reverse share split NAV per share2 (As of March 31, 2025) $3.37 x 6 = $20.22 Number of shares held 2,967 ÷ 6 = 495 Shareholder value $10,000 — $10,000 Operational change: New CUSIP

3 Prior to the reverse share split, the Fund consolidated the existing fund types into the main fund, FS Specialty Lending Fund, with a new CUSIP: 30264D 208. Fund name Fund number Current CUSIP CUSIP impact FS Specialty Lending Fund 3804 30264D109 New CUSIP 30264D 208 FS Specialty Lending Fund Adv Plus 5824 30299B300 No impact FS Specialty Lending Fund Advisory 5834 302999248 No impact FS Specialty Lending Fund Institutional 5814 30299G606 No impact Client friendly resources • Email template for your clients • fsproxy.com • FAQ • Listing overview presentation • Listing overview On-Demand video 1 Subject to shareholder approval, final board approval and market conditions. 2 On April 22, 2025, FSSL’s Board of Trustees approved a 6-for-1 reverse share split in which a shareholders' common shares will automatically be converted into a number of common shares equal to the number of common shares held immediately prior to the reverse share split divided by six. The reverse share split was completed on May 15, 2025. Effective May 15, 2025, the NAV and related performance metrics have been adjusted to reflect the reverse share split. Never settle. fsinvestments.com

4 Investments Insights Education Resources Company FS Investments 201 Rouse Blvd, Philadelphia PA 19112 877-628-8575 | www.fsinvestments.com Help us customize your email experience. Update your preferences or unsubscribe from all. If you experience issues with links in this email, please right click on the link then copy and paste it into Chrome. CAUTIONARY STATEMENT FORWARD-LOOKING STATEMENTS Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of the Fund, including but not limited to, liquidity events. Words such as “intends,” “will,” “believes,” “expects,” and “may” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, geo-political risks, risks associated with possible disruption to the Fund’s operations or the economy generally due to hostilities, terrorism, natural disasters or pandemics such as COVID-19, future changes in laws or regulations and conditions in the Fund’s operating area, unexpected costs, the ability of the Fund to complete the listing of the common shares on a national securities exchange, the price at which the common shares may trade on a national securities exchange, and failure to list the common shares on a national securities exchange, and such other factors that are disclosed in the Fund’s filings with the Securities and Exchange Commission (the “SEC”). The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Fund undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with shareholder proposals referenced herein, on April 30, 2025, the Fund and the successor fund filed with the Securities and Exchange Commission (“SEC”) solicitation materials in the form of a joint proxy statement/prospectus that will be included in a registration statement on Form N-14. The registration statement may be amended or withdrawn and the proxy statement and/or joint proxy statement/prospectus will not be distributed to shareholders unless and until the registration statement is declared effective by the SEC. Investors are urged to read the proxy statement/prospectus and any other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about the reorganization, the shareholder proposals, the Fund and the successor fund. After they are filed, free copies of the proxy statement/prospectus and other documents will be available on the SEC’s web site at www.sec.gov or at www.fsproxy.com. IMPORTANT INFORMATION The Fund, its trustees and certain of its officers may be considered to be participants in the solicitation of proxies

5 from shareholders in connection with the matters described herein. Information regarding the identity of potential participants, and their direct or indirect interests in the Fund, by security holdings or otherwise, are set forth in the proxy statement and any other materials filed with the SEC in connection with the Fund’s 2024 annual meeting of shareholders. Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus relating to the matters described herein when it is available. Shareholders are able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Fund with the SEC for no charge at the SEC’s website at www.sec.gov. Copies are available at no charge at the Fund’s website at www.fsproxy.com. An investment in FS Specialty Lending Fund involves a high degree of risk and may be considered speculative. Investors are advised to consider the investment objectives, risks, charges and expenses of FS Specialty Lending Fund carefully. Investors should read and carefully consider all information found in FS Specialty Lending Fund’s reports filed with the U.S. Securities and Exchange Commission. FSSL closed to new investors in November 2016. On September 29, 2023, FS Energy & Power Fund was renamed FS Specialty Lending Fund as a part of a plan to transition the Fund's investment strategy from investing primarily in private U.S. energy and power companies to a diversified credit strategy investing in private and public credit in a broader set of industries, sectors and subsectors. This email and any attachments are intended only for the use of the addressee and may contain information that is privileged and confidential. If the reader of this email is not the intended recipient or an authorized representative of the intended recipient, you are hereby notified that any use, review, retransmission, dissemination, distribution, copying, printing, or any other use or action taken in reliance upon this email is strictly prohibited. If you have received this email in error, please notify the sender immediately by replying to this email message or by telephone at 877-628-8575 and delete this email and any attachments from your system. The contents of any email and its attachments which are sent by or to the sender may be subject to monitoring, review and archive. Any statements or opinions expressed in this email are those of the sender and do not necessarily represent those of sender’s employer, its affiliated companies or any other person. Although the sender’s employer attempts to sweep email and attachments for viruses, it does not guarantee that either is virus-free and accepts no liability for any damages as a result of viruses. FS Investment Solutions, LLC | 201 Rouse Boulevard | Philadelphia, PA 19112 877-628-8575 | www.fsinvestmentsolutions.com | Member FINRA/SIPC © 2025 FS Investments This message and any attachments are intended only for the use of the addressee and may contain information that is privileged and confidential. If the reader of the message is not the intended recipient or an authorized representative of the intended recipient, you are hereby notified that any use, review, retransmission, dissemination, distribution, copying, printing, or any other use or action taken in reliance upon this communication is strictly prohibited. If you have received this communication in error, please notify the sender immediately by replying to this e-mail message or by telephone at (877) 372-9880 and delete the message and any attachments from your system. The contents of any email and its attachments which are sent by or to the sender may be subject to monitoring, review and archive. Any statements or opinions expressed in this email are those of the sender and do not necessarily represent those of sender's employer, its affiliated companies or any other person. Although the sender's employer attempts to sweep e-mail and attachments for viruses, it does not guarantee that either is virus-free and accepts no liability for any damages as a result of viruses.